Van Kampen Trust for Investment Grade California Municipals (VIC)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on July 22, 2005, the shareholders of Van Kampen California Municipal Trust, Van Kampen California Quality Municipal Trust and Van Kampen Trust for Investment Grade California Municipals (the "Target Fund") each approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Funds and Van Kampen California Value Municipal Income Trust (the "Acquiring Fund"), the termination of the registration of each Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of each Target Fund under applicable state law.

Common shares:

For:      2,362,097.130
Against:  176,635.715
Abstain:  185,181.275

Preferred shares:

For:      1,416
Against:  250
Abstain:  84